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EXHIBIT 12

HILTON HOTELS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	YEARS ENDED DECEMBER 31,
	1999		2000		2001		2002		2003
	(dollars in millions)(unaudited)
Income from continuing operations before income taxes and minority interest(1)	$311		461		227		278		212
Add:
Interest expense(1)	237		462		394		337		304
Distributions from less than 50% owned companies	7		15		10		4		4
Interest component of rent expense(1)(2)	4		41		17		20		14

Earnings available for fixed charges	$559		979		648		639		534

Fixed charges:
Interest expense(1)	$237		462		394		337		304
Capitalized interest	7		9		10		5		7
Interest component of rent expense(1)(2)	4		41		17		20		14

Total fixed charges	$248		512		421		362		325

Ratio of earnings to fixed charges	2.3	x	1.9	x	1.5	x	1.8	x	1.6	x

(1)
Includes 50% owned companies.

(2)
Assumed interest component to be one-third of rent expense.

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  EXHIBIT 12